1157806

02012193

2-1-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002.

PanCanadian Energy Corporation
(Translation of Registrant's Name Into English)

150 - 9th Avenue S.W.
Calgary, Alberta, Canada T2P 3H9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

AEC

PanCanadian energy

Web cast of PanCanadian – Alberta Energy presentation at BMO Nesbitt Burns Global Natural Resources Conference available on Feb. 25

Calgary, February 22, 2002 — Mr. Michael Grandin, President of PanCanadian Energy Corporation, and Mr. John Watson, Vice-President of Finance and Chief Financial Officer of Alberta Energy Company Ltd. will be presenting at the BMO Nesbitt Burns Global Natural Resources Conference in Bonita Springs, Florida, on Feb. 25 at 11:15 a.m. Eastern Time (9:15 a.m. Mountain Time). Mr. Grandin and Mr. Watson will discuss the proposed merger of their respective companies.

A live audio Web cast of the presentation will be available at PanCanadian's Web site, www.pancanadianenergy.com, under Investor Hub, and at AEC's Web site, www.aec.ca, on the Investor Relations page.

On January 27, 2002, PanCanadian and Alberta Energy Company announced that their Boards of Directors had unanimously agreed to merge the two companies. The combined organization will be a Canadian-headquartered, world-class independent oil and gas company with an anticipated enterprise value of more than C$27 billion. Upon completion of the transaction, expected in early April, the combined organization will operate under the name EnCana Corporation. The proposed merger is subject to shareholder, Court of Queen's Bench of Alberta and regulatory approvals.

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PanCanadian Energy Corporation

Investors:
Sheila McIntosh
(403) 290-2194
Audra Hyde
(403) 290-3244

Media:
Scott Ranson
(403) 290-2710

Alberta Energy Company

Investors:
Greg Kist
(403) 266-8495

Media:
Alan Boras
(403) 266-8300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PanCanadian Energy Corporation
(Registrant)

Date: February 26, 2002

By: [signature]
Name: LAURIE J. SCHULLER
Title: General Counsel and Corporate Secretary